EXHIBIT 21



                     LIST OF SUBSIDIARIES


     The Partnership is a partner of Sunrise Brownsville Associates, Ltd., a limited partnership which holds title to the Sunrise Mall in Brownsville, Texas. The Partnership is a partner of Holly Pond Associates, a limited partnership which, until January 1996, held title to the Holly Pond Office Center in Stamford, Connecticut. The seller of the property is a partner in the joint venture. The Partnership is a partner of Greenway Associates, a general partnership which is a partner in Greenway Tower Joint Venture, a general partnership which holds title to the Greenway Towers Office Building in Dallas, Texas. Reference is made to Note 3 for a description of the terms of such joint venture partnerships.